                                                    April 1, 2016

VIA EDGAR SUBMISSION

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Valeant Pharmaceuticals International, Inc. Form 8-K, filed March 15, 2016 File No. 001-14956

Dear Mr. Rosenberg:

I am writing on behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”), in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 18, 2016 relating to the Form 8-K filed by Valeant on March 15, 2016. The Staff’s comment letter requested a response within ten business days.  This letter confirms, as discussed by telephone on March 30, 2016, that the Staff has agreed to extend until April 8, 2016 the deadline for Valeant to respond to the Staff’s comments.  If you have any questions or need any additional information, please do not hesitate to call me at (212) 735-3207 or Brian Breheny at (202) 371-7180.

Very truly yours,

/s/ Marie Gibson

Marie Gibson

cc:    Robert Chai-Onn, Esq.